SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C.  20549
                     FORM 11-K


 X   Annual Report Pursuant to Section 15 (d) of
- ---- the Securities Exchange Act of 1934

     For the Fiscal Year Ended October 31, 1995

      Transition Report Pursuant to Section 15 (d)
      of the Securities Exchange Act of 1934
- -----
  For the transition period from         to
                                  ------    ------
 Commission file number:

       Harnischfeger Industries
         Employees' Savings Plan        1-9299

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

B.   Name of issuer of the securities held
pursuant to the Plan and the  address of its principal executive office:

           Harnischfeger Industries, Inc.
                 13400 Bishops Lane
            Brookfield, Wisconsin  53005



         REPORT OF INDEPENDENT ACCOUNTANTS
    ---------------------------------------------

To the Participants and Administrator of Harnischfeger
Industries Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harnischfeger Industries Employees'
Savings Plan (the "Plan") at October 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

April 25, 1996
HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          October 31, 1995

                                               Fidelity
                                  Fidelity             Equity
                                  Magellan       Income        Fixed Income
                             Fund          Fund         Fund
                              ------------         -----------   -----------------
ASSETS:                          $               $                 $
  Investments -
   Fixed income fund               -            -                86,515,627
    Mutual stock funds                 42,554,483         12,399,609            -
    Mutual bond fund                     -                   -            -
    Diversification fund           -            -            -
    Harnischfeger common
      stock fund                         -            -            -
    Loans to participants          -            -            -
                             -------------        ------------      -------------
     Total Investments                42,554,483          12,399,609          86,515,627
                             -------------        ------------      -------------

LIABILITIES:
 Payables -
   Accrued expenses                -            -       98,321
                             -------------       -------------       ------------
     Total Liabilities                   -            -       98,321
                              ------------         -----------       ------------
NET ASSETS AVAILABLE
   FOR BENEFITS                 42,554,483          12,399,609         86,417,306
                                 =========            ========           ========



The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995

                               Fidelity               Fidelity         Fidelity
                              Intermediate            Overseas        U.S. Equity
                                Bond Fund        Fund            Index Fund
                             -----------------          ------------       ---------------

ASSETS:                               $           $                  $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds             -          2,842,068           1,541,520
    Mutual bond fund             2,413,078            -            -
    Diversification fund           -            -            -
    Harnischfeger common
      stock fund                   -            -            -
    Loans to participants          -            -            -
                              ------------        ------------       ------------
     Total Investments                  2,413,078          2,842,068           1,541,520
                              ------------        ------------       ------------

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                              ------------        ------------       ------------
     Total Liabilities                   -            -            -
                              ------------        ------------       ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                          2,413,078          2,842,068           1,541,520
                             =======      =======      =======



 The accompanying notes are an integral part of these financial statements.




HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995

                             Harnischfeger       Fidelity
                              Common Stock       Asset Manager         Loans To
                             Fund         Fund          Participants
                             -------------       -------------      -------------
ASSETS:                           $               $           $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds             -            -            -
    Mutual bond fund                     -            -            -
    Diversification fund           -          1,441,145            -
    Harnischfeger common
      stock fund                25,003,120            -            -
    Loans to participants          -            -          4,423,730
                             -------------         -----------       ------------
     Total Investments                 25,003,120          1,441,145           4,423,730
                             -------------         -----------       ------------

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                             -------------         -----------       ------------
     Total Liabilities                   -            -            -
                              ------------          ----------        -----------
NET ASSETS AVAILABLE
 FOR BENEFITS                   25,003,120           1,441,145          4,423,730
                                  ========       ======             =======



The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1995



                                          Total
                                          -------------
ASSETS:                                    $
  Investments -
    Fixed income fund                               86,515,627
    Mutual stock funds                       59,337,680
    Mutual bond fund                                 2,413,078
    Diversification fund                      1,441,145
    Harnischfeger common
      stock fund                             25,003,120
    Loans to participants                     4,423,730
                                          --------------
     Total Investments                             179,134,380
                                          --------------

LIABILITIES:
  Payables -
   Accrued expenses                        98,321
                                          --------------
     Total Liabilities                           98,321
                                          --------------
NET ASSETS AVAILABLE FOR BENEFITS                  179,036,059
                                             ==========



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1994

                                               Fidelity
                                  Fidelity             Equity
                                  Magellan              Income       Fixed Income
                             Fund          Fund        Fund
                              ------------         -----------      --------------
ASSETS:                       $            $               $
  Investments -
    Fixed income fund                    -            -          94,461,666
    Mutual stock funds          37,918,948          11,715,286            -
    Mutual bond fund                     -                   -            -
    Diversification fund                 -            -            -
    Harnischfeger common
      stock fund                         -            -            -
    Loans to participants          -            -            -
                             -------------        ------------      -------------
    Total Investments                 37,918,948          11,715,286          94,461,666
                             -------------        ------------        -----------
  Receivables -
    Employer contributions         -            -            -
                              ------------         -----------        -----------
    Total Receivables                    -            -            -

LIABILITIES:
  Payables -
   Accrued expenses                -            -       14,153
                             -------------        ------------      -------------
     Total Liabilities                   -            -       14,153
                              ------------         -----------       ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                        37,918,948          11,715,286          94,447,513
                                 =========            ========           ========


The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1994

                               Fidelity               Fidelity         Fidelity
                              Intermediate            Overseas        U.S. Equity
                                Bond Fund        Fund            Index Fund
                             -----------------          ------------       -------------
ASSETS:                          $             $              $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds             -          3,788,152           1,225,728
    Mutual bond fund                    3,004,657            -            -
    Diversification fund                 -            -            -
    Harnischfeger common
      stock fund                   -            -            -
    Loans to participants          -            -            -
                              ------------        ------------       ------------
     Total Investments                  3,004,657          3,788,152           1,225,728
                              ------------        ------------       ------------
  Receivables -
    Employer contributions         -            -            -
                              ------------        ------------       ------------
     Total Receivables                   -            -            -

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                              ------------        ------------       ------------
     Total Liabilities                   -            -            -
                              ------------        ------------       ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                          3,004,657          3,788,152           1,225,728
                             =======      =======      =======



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1994

                             Harnischfeger            Fidelity
                              Common Stock       Asset Manager          Loans to
                               Fund        Fund         Participants
                             -----------------          ------------       -------------
ASSETS:                          $             $              $
  Investments -
    Fixed income fund                    -            -            -
    Mutual stock funds             -            -            -
    Mutual bond fund                  -         -            -
    Diversification fund                 -             934,425            -
    Harnischfeger common
      stock fund                18,043,791            -            -
    Loans to participants          -            -          4,670,855
                              ------------        ------------       ------------
     Total Investments                 18,043,791      934,425          4,670,855
                              ------------        ------------       ------------
  Receivables -
    Employer contributions       3,300,000            -            -
                              ------------        ------------       ------------
     Total Receivables                  3,300,000            -            -

LIABILITIES:
  Payables -
   Accrued expenses                -            -            -
                              ------------        ------------       ------------
     Total Liabilities                   -            -            -
                              ------------        ------------       ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                         21,343,791      934,425          4,670,855
                             =======      =======      =======



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 1994



                                          Total
                                    -------------
ASSETS:                             $
  Investments -
    Fixed income fund                        94,461,666
    Mutual stock funds                 54,648,114
    Mutual bond fund                    3,004,657
    Diversification fund                  934,425
    Harnischfeger common
      stock fund                       18,043,791
    Loans to participants               4,670,855
                                    --------------
     Total Investments                      175,763,508
                                    --------------
  Receivables -
    Employer contributions              3,300,000
                                    --------------
     Total Receivables                        3,300,000

LIABILITIES:
  Payables -
   Accrued expenses                 14,153
                                    --------------
     Total Liabilities                     14,153
                                    --------------
NET ASSETS AVAILABLE
  FOR BENEFITS                              179,049,355
                                        =========



The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1995

                                  Fidelity            Fidelity
                                  Magellan       Equity Income       Fixed Income
                                Fund         Fund         Fund
                             -------------       -------------      --------------
                                   $     $            $
Interest and dividend income             273,554            924,518           5,526,782

Realized gains (losses) on
  sales of investments                 1,040,769       10,245            -

Unrealized appreciation
  of investments                8,850,237           1,100,878            -

Employee contributions                 4,456,006          1,487,694           6,239,848

Interfund transfers              (762,972)            882,979           (762,900)

Withdrawals and
  distributions                (1,924,955)           (870,526)       (10,632,669)
                             --------------      -------------      -------------

  Net Increase (Decrease)      11,932,639           3,535,788            371,061

  Oasis Plan Assets
     Transferred In               206,296            -             103,890

  Syscon Plan Assets
     Transferred Out                  (7,503,400)        (2,851,465)         (8,505,158)

  Net assets at
     beginning of year                37,918,948         11,715,286          94,447,513
                             --------------       ------------      -------------
  Net assets at
     end of year               42,554,483          12,399,609         86,417,306
                                  ========           =========          =========

The accompanying notes are an integral part of these financial statements.


INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1995

                                  Fidelity            Fidelity           Fidelity
                              Intermediate            Overseas          US Equity
                                 Bond Fund         Fund          Index Fund
                             ---------------       -----------      -------------
                            $                   $            $
Interest and dividend income             182,326       68,134             41,407

Realized gains (losses) on
  sales of investments                    32,001           (125,575)             78,452

Unrealized appreciation
  of investments             64,443        24,600           186,949

Employee contributions                   470,581       678,203           396,216

Interfund transfers               407,653            (492,568)           346,171

Withdrawals and distributions           (153,903)          (208,715)           (144,137)
                              ------------        ------------        -----------

    Net Increase (Decrease)            1,003,101            (55,921)            905,058

    Oasis Plan Assets
      Transferred In                      54,688            123,432             138,903

    Syscon Plan Assets
      Transferred Out                 (1,649,368)        (1,013,595)           (728,169)

    Net assets at
      beginning of year         3,004,657           3,788,152          1,225,728
                              ------------       -------------      -------------
    Net assets at
      end of year               2,413,078           2,842,068          1,541,520
                                  ========            ========          =========

The accompanying notes are an integral part of these financial statements.

INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1995

                                    Harnischfeger           Fidelity
                                     Common Stock      Asset Manager
                                      Fund         Fund
                                    ---------------  --     --------
                                   $            $
Interest and dividend income                   340,668              48,831

Realized gains (losses) on
  sales of investments                         545,242              (4,633)

Unrealized appreciation
  of investments                       4,784,724       76,787

Employee contributions                         419,186             284,809

Interfund transfers                     (550,481)           357,228

Withdrawals and distributions               (1,473,176)            (44,003)
                                    --------------      ------------

    Net Increase (Decrease)                  4,066,163             719,019

    Oasis Plan Assets
      Transferred In                           -       58,693

    Syscon Plan Assets
      Transferred Out                         (406,834)           (270,992)

    Net assets at
      beginning of year               21,343,791            934,425
                                    --------------      ------------
    Net assets at
      end of year                     25,003,120          1,441,145
                                        =========         ==========

The accompanying notes are an integral part of these financial statements.


INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1995

                                         Loans to
                                     Participants        Total
                                    --------------      ------
                                   $                  $
Interest and dividend income               4,798          7,411,018

Realized gains (losses) on
  sales of investments                         -          1,576,501

Unrealized appreciation
  of investments                        -          15,088,618

Employee contributions                         -         14,432,543

Interfund transfers                      574,890            -

Withdrawals and distributions                 (160,164)        (15,612,248)
                                    -------------       ------------

  Net Increase (Decrease)                419,524         22,896,432

  Oasis Plan Assets
     Transferred In                       44,468            730,370

   Syscon Plan Assets
      Transferred Out                         (711,117)        (23,640,098)

   Net assets at
      beginning of year                4,670,855        179,049,355
                                     ------------       ------------
   Net assets at
      end of year                      4,423,730        179,036,059
                                         ========        ===========

The accompanying notes are an integral part of these financial statements.



HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1994

                                  Fidelity            Fidelity
                                  Magellan       Equity Income       Fixed Income
                                Fund         Fund         Fund
                             -------------       -------------      --------------
                                   $            $            $
Interest and dividend
   income                       3,559,641             721,710          6,211,080

Realized gains (losses) on
  sales of investments                  (503,735)           (23,362)           -

Unrealized appreciation
  /(depreciation)
  of investments               (2,161,575)            (96,128)           -

Employer contributions                  -             -           -

Employee contributions                 4,871,601          1,549,896           6,612,447

Interfund transfers               652,448             309,250         (2,619,325)

Withdrawals and
  distributions                (1,594,693)           (747,895)        (8,298,004)
                                 ---------            --------         ----------

    Net Increase (Decrease)            4,823,687          1,713,471           1,906,198

    H-K Systems assets
       transferred out                (2,309,680)          (721,379)         (3,136,073)

    Net assets at
       beginning of year       35,404,941          10,723,194         95,677,388
                              ------------         -----------       ------------
    Net assets at
       end of year             37,918,948          11,715,286         94,447,513
                                  ========           =========          =========

The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1994

                                  Fidelity            Fidelity           Fidelity
                              Intermediate            Overseas          US Equity
                                 Bond Fund         Fund          Index Fund
                             ---------------       -----------      -------------
                            $            $            $
Interest and dividend
   income                         259,209              40,858       45,160

Realized gains (losses) on
  sales of investments                   (75,270)      28,528       (9,605)

Unrealized appreciation
  /(depreciation)
  of investments                 (250,979)            162,071       10,564

Employer contributions                          -           -            -

Employee contributions                   608,018            681,452             361,805

Interfund transfers              (489,877)          1,258,990            (77,340)

Withdrawals and
  distributions                  (145,314)           (316,616)          (178,731)
                              ------------        ------------        -----------

   Net Increase
    (Decrease)                           (94,213)         1,855,283             151,853

   H-K Systems assets
     transferred out                    (141,703)          (102,419)            (42,746)

     Net assets at
       beginning of year        3,240,573           2,035,288          1,116,621
                              ------------       -------------      -------------
     Net assets at
       end of year              3,004,657           3,788,152          1,225,728
                                  ========            ========          =========

The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1994

                                    Harnischfeger           Fidelity
                                     Common Stock      Asset Manager
                                      Fund         Fund
                                    -----------------         --------------
                                   $            $
Interest and dividend income                   300,944        5,616

Realized gains (losses) on
  sales of investments                         167,908         (242)

Unrealized appreciation
  /(depreciation)
  of investments                       2,049,269        1,732

Employer contributions                              3,300,000            -

Employee contributions                         347,310              44,160

Interfund transfers                     (338,901)           916,535

Withdrawals and
   distributions                        (808,270)           (33,376)
                                    --------------      ------------

     Net Increase (Decrease)                 5,018,260             934,425

     H-K Systems assets
        transferred out               (1,714,426)           -

     Net assets at
        beginning of year             18,039,957            -
                                    --------------     -------------
     Net assets at
        end of year                   21,343,791            934,425
                                         ========         ==========

The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED OCTOBER 31, 1994

                                         Loans to
                                     Participants        Total
                                    -----------------             ---------
                                   $                  $
Interest and dividend income                   (57,141)         11,087,077

Realized gains (losses) on
  sales of investments                         -           (415,778)

Unrealized appreciation
  /(depreciation)
  of investments                        -            (285,046)

Employer contributions                               -           3,300,000

Employee contributions                         -         15,076,689

Interfund transfers                      388,220            -

Withdrawals and
   distributions                        (233,689)       (12,356,588)
                                    -------------       ------------

   Net Increase (Decrease)                97,390         16,406,354

   H-K Systems assets
     transferred out                          (313,910)         (8,482,336)

   Net assets at
     beginning of year                       4,887,375         171,125,337
                                    ----------------    ------------
   Net assets at
     end of year                       4,670,855        179,049,355
                                         ========        ===========

The accompanying notes are an integral part of these financial statements.



HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
- -------------------------------------------------
           NOTES TO FINANCIAL STATEMENTS
          ------------------------------
             OCTOBER 31, 1995 AND 1994
             -------------------------
(1)     PLAN HISTORY

        Harnischfeger Corporation established the
        Harnischfeger Corporation Employee Savings and Protection Plan effective April 1, 1984
        (the "Harnischfeger Plan").  Effective
        March 2, 1987, sponsorship of the
        Harnischfeger Plan was assumed by
        Harnischfeger Industries, Inc. (the
        "Company") and the Plan was renamed the
        Harnischfeger Industries Employees' Savings
        Plan (the "Plan"). The Plan was amended and restated July 1, 1995 to incorporate all previous Plan amendments including the Optical Alignment Systems and Inspection
        Services, Inc. ("OASIS") plan merger on May
        1, 1995.  The term "Company" as used in
        these financial statements refers to
        Harnischfeger Industries, Inc. and its
        subsidiaries excluding Joy Technologies
        Inc. and Dobson Park Industries plc.

        Effective October 29, 1993, as a result of the sale of H-K Systems, Inc. (formerly
        Harnischfeger Engineers, Inc.) and pursuant to the sale agreement, participation in the Plan by H-K Systems, Inc. and its employees ceased. Transfer of account balances for participants employed by H-K Systems, Inc.
        to a defined contribution retirement plan established by H-K Systems, Inc. was completed on January 20, 1994.

        Effective February 16, 1995, the Company completed the sale of Syscon Corporation to Logicon, Inc. Account balances of participants employed by Syscon and its subsidiaries were transferred to an existing Logicon defined contribution retirement plan on April 28, 1995.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation
       ---------------------
        The accompanying financial statements have been prepared on the accrual basis.

        Investments
      ------------
        Investments are stated at fair market value except guaranteed investment contracts which are stated at contract value.
        Contract value represents contributions
        made under the contract, plus interest at the contract rate, less participant withdrawals. Unrealized gains and losses on investments are computed based upon market values at the beginning of the year, or acquisition cost if acquired during the year, and market values at the end of the year. Realized gains and losses are recorded based upon market values at the time of sale.




(3)     PLAN PROVISIONS

        The following description of the Plan
        provides only general information.
        Participants should refer to the Summary
        Plan Document for a more complete
        description of the Plan's provisions.

        Plan Purpose
      -------------
        The purposes of the Plan are to encourage savings by employees and to assist them in meeting major financial needs, supplementing retirement benefits and acquiring an equity interest in the Company.

        Plan Administration
      --------------------
        The Plan is administered by an eight-member
        Pension and Investment Committee (the
        "Committee").

        The assets of the Plan are trusteed by
        Fidelity Management Trust Company and
        detailed records of participants' accounts are maintained by Fidelity Institutional
        Retirement Services Company.

        Substantially all administrative expenses of the Plan are paid or accrued for by the Company.

        Eligibility
      ------------
        Substantially every U.S. employee of the Company, (except any employee who is covered by a collective bargaining agreement which does not provide for such employee's participation in the Plan and employees of Carolina Material Handling,
        J&L Fiber Services, Inc. through January
        31, 1996 and Birmingham Crane & Hoist, Inc.
        through January 31, 1996) who has been
        employed for at least thirty calendar days is eligible to participate in the Plan. An eligible employee may become an active participant in the Plan on the first day of any month in which he meets all of the requirements for eligibility. The Plan is subject to the provisions of the Employee
        Retirement Income Security Act of 1974
        ("ERISA").

        Contributions
      --------------
        Participants may elect to make regular
        contributions to the Plan of up to ten
        percent of their pre-tax earnings ("salary reduction contributions"). Participants may also make additional contributions of up to ten percent of after-tax earnings.
        Pre-tax contributions are subject to
        Internal Revenue Service guidelines.

        The Company may, at its discretion, make a
        profit sharing contribution as determined
        by the Company.  There were no Company
        contributions made to the Plan for fiscal
        1995.  Profit sharing contributions to the
        Plan for fiscal 1994 were based on the
        Company's consolidated performance as
        measured by Economic Value Added ("EVA").
        In fiscal 1995, the Company made profit
        sharing contributions totaling  $3,300,000
        for fiscal 1994 based upon the 1994 results of the Company. Company profit sharing contributions are allocated to each active participant on a pro rata basis on such employee's base earnings, up to $100,000, for the fiscal year ended October 31. The
        Company profit sharing contributions are invested 100 percent in the Harnischfeger
        Common Stock Fund.

        Investment Options

        Each participant elects to invest his
        contribution in one or more of the
        investment funds offered under the Plan.
        Such elections are made directly to
        Fidelity at the discretion of the
        participant.  The investment funds
        currently available to Plan participants are as follows:

              Fidelity Magellan Fund
             ----------------------
              This is a capital appreciation mutual
              fund which invests primarily in
              common stocks of companies which are
              expected to demonstrate long-term
              earnings growth greater than the
              economy as a whole.  This fund had
              2,302 and 2,874 participants at
              October 31, 1995 and 1994,
              respectively.

              Fidelity Equity Income Fund
             ---------------------------
              This stock fund, which had 1,161 and
              1,540 participants as of October 31,
              1995 and 1994, respectively, invests
              in income-producing common stocks or
              preferred stocks whose prospects for
              appreciation in both value and
              dividend income are deemed favorable.
              The fund looks for a dividend yield
              that exceeds the average yield of the
              "Standard and Poor's 500".

              Fixed Income Fund
             -----------------
              This fund invests primarily (I) in
              government obligations, treasury
              bills, certificates of deposit,
              commercial paper, bonds, notes and
              other evidences of indebtedness and
              other obligations of a similar nature
              expected to produce a fixed income,
              (ii) in a deposit account, deposit
              administration fund, guaranteed
              investment contract ("GIC") or
              similar fund or contract maintained
              by a legal reserve life insurance
              company pursuant to an agreement with
              or a group annuity contract issued by
              such insurance company, or (iii) in a
              combination of investments permitted
              under (I) and (ii) above.  This fund
              had 3,181 and 3,942 participants as
              of October 31, 1995 and 1994,
              respectively.



              Fidelity Intermediate Bond Fund
             -------------------------------
              This fund invests in high and upper
              medium grade fixed-income obligations
              with an average maturity of three to
              ten years.  Investments include
              obligations (I) of U.S. and foreign
              corporations, (ii) issued or
              guaranteed by the U.S. government or
              any of its agencies, (iii) of U.S.
              banks, including certificates of
              deposit and bankers' acceptances, and
              (iv) other instruments of comparable
              quality to those mentioned above,
              which are expected to produce high
              current income.  There were 476 and
              737 participants as of October 31,
              1995 and 1994, respectively.

              Fidelity Overseas Fund
             ----------------------
              The Overseas fund seeks long-term
              capital appreciation primarily
              through investments in foreign
              securities.  There were 500
              participants at October 31, 1995 and
              647 participants at October 31, 1994.

              Fidelity U.S. Equity Index Fund
             -------------------------------
              This fund seeks investment results
              that correspond to the total return
              performance of U.S. publicly traded
              common stocks.  The total return
              performance is the combination of
              capital changes and income.  At
              October 31, 1995 and 1994, this fund
              had 310 and 351 participants,
              respectively.

              Harnischfeger Common Stock Fund
             -------------------------------
              This fund invests exclusively in the
              common stock of Harnischfeger
              Industries, Inc.  The fund encourages
              employee ownership while seeking
              long-term capital appreciation.  At
              October 31, 1995 and 1994, this fund
              had 3,692 and 3,446 participants,
              respectively.

              Fidelity Asset Manager Fund
             ---------------------------
              Effective August 1, 1994, this fund
              became available to Plan
              participants.  This mutual fund
              maintains a mix of investments in
              domestic and foreign stocks, bond,
              and short-term instruments with the
              expectation of achieving a long-term
              high total return.  This fund had 188
              participants at October 31, 1995 and
              115 participants at October 31, 1994.

        Vesting of Participant Accounts
       -------------------------------
        Each participant has a 100% vested interest in his account, including employer contributions, from the date of contribution until distribution.



        Participant Loans
      ------------------
        Participants are allowed to obtain loans from the Plan which are drawn against their investment accounts, subject to limitations of the Plan, and bear interest rates of 2% over prime as of the date of the loan.

        Distributions
      --------------
        Upon termination of employment with the
        Company for any reason, including
        resignation, retirement, dismissal, long-term disability or death, participants (or designated beneficiaries) are paid the vested amounts due them by payment in: (1) a lump sum, or (2) substantially equal quarterly or annual installments over a period not to exceed the lesser of (a) 10 years or (b) the life expectancy of the participant or, if the participant has designated a beneficiary who is an individual, the joint and last survivor expectancy of the participant and his designated beneficiary or (3) a combination of a lump sum and installment payments.
        Payment may be made in cash or property
        (fair market value at date of distribution as determined by the trustee).
        Participants may request distribution of their accounts be invested in the Harnischfeger Common Stock Fund.

        In the event of financial hardship, a
        participant may apply for a withdrawal of all or any portion of the salary reduction contributions credited to his account.
        Withdrawals during employment of salary
        reduction contributions may be granted by the Committee only if the participant can demonstrate to the satisfaction of the Committee that a financial hardship exists within the definitions of the Internal
        Revenue Code.

(4)     PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



(5)     FEDERAL INCOME TAXES

        The Internal Revenue Service has determined and informed the Company by a letter dated
        May 10, 1993, that the Plan and related
        trust are designed in accordance with
        applicable sections of the Internal Revenue
        Code ("IRC").  As the Plan is qualified
        under the provisions of Section 401(a) of the IRC, it is exempted from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        With respect to participants, pre-tax
        contributions to the Plan are excluded from wages subject to federal and most state income taxes. Earnings on contributions are not taxable until distributed.

(6)  INVESTMENTS
     The following relates to investment shares, net asset values and market value at October 31.

                                     1995
- ------------------------------------------------------------------------
                                           Net
                            Number       Asset  Fair Market
Funds                       of Shares    Value       Value
- ------------------------------------------    ----------- -------------
Investments at Fair Value
  as Determined
  by Quoted Market Price:

  Fidelity Magellan Fund                   472,880.1              $89.99                       $ 42,554,483
  Fidelity Equity Income
       Fund                                     339,994.8               36.47                    12,399,609
  Fidelity Intermediate
       Bond Fund                                     234,507.1               10.29                     2,413,078
  Fidelity Overseas Fund                    99,442.5               28.58                     2,842,068
  Fidelity U.S. Equity
       Index Fund                                71,832.3               21.46                     1,541,520
  Fidelity Asset Manager
       Fund                                      93,459.4               15.42                     1,441,145
  Harnischfeger Common
       Stock Fund                               794,428.3               31.47                    25,003,120

Investments at Estimated
Fair Value:

  Loans to Participants                            -                1.00                     4,423,730

Investments at Contract Value:

  Fixed Income Fund                           -                1.00                    86,515,627
                                                                                                    ------------
                                                                                                    $179,134,380
                                                                                                     ===========

  The following information relates to investment gain (loss) activity during the periods.


                                                                                       Realized Gains (Losses)
                                                                      ----------------------------------------------
  Fund                                               1995                                    1994
- ----------------------------                       ------                                 -------
  Fidelity Magellan Fund                                $1,040,769                               $(503,735)
  Fidelity Equity Income Fund                     10,245                                 (23,362)
  Fidelity Intermediate Bond
        Fund                                                     32,001                                 (75,270)
  Fidelity Overseas Fund                             (125,575)                                 28,528
  Fidelity U.S. Equity Index
        Fund                                                     78,452                                  (9,605)
  Fidelity Asset Manager Fund                     (4,633)                                   (242)
  Harnischfeger Common Stock
        Fund                                                    545,242                                 167,908
                                                           -------------                                -------------
                                                             $1,576,501                               $(415,778)
                                                           ========                                ========

(6)  INVESTMENTS
     The following relates to investment shares, net asset values and market value at October 31.

                                             1994
                                                      -------------------------------------
                                         Net
                                 Number          Asset          Fair Market
Funds                         of Shares          Value     Value
- ------------------------------------------         --------          -------------
Investments at Fair Value as
  Determined by Quoted
  Market Price:

     Fidelity Magellan Fund                544,108.9          $69.69        $ 37,918,948
     Fidelity Equity Income
      Fund                                 351,388.3          33.34          11,715,286
     Fidelity Intermediate
     Bond Fund                        303,807.5          9.89        3,004,657
     Fidelity Overseas Fund                129,864.7          29.17           3,788,152
     Fidelity U.S. Equity
     Index Fund                             70,121.8          17.48           1,225,728
     Fidelity Asset Manager
     Fund                              63,783.3          14.65        934,425
     Harnischfeger Common
     Stock Fund                            721,751.6          25.00          18,043,791

Investments at Estimated Fair Value:

     Loans to Participants                    -          1.00        4,670,855

Investments at Contract Value:

     Fixed Income Fund                   -          1.00        94,461,666
                                                         -----------
                                                         $175,763,508
                                                         ==========

The following information relates to investment gain (loss) activity during the periods.

                                                                   Change in Unrealized
                                                    Appreciation (Depreciation)
                                                         ----------------------------------------------
     Fund                             1995           1994
- --------------------------------------         ------------   -----
     Fidelity Magellan Fund                    $8,850,237          $(2,161,575)
     Fidelity Equity Income Fund                1,100,878            (96,128)
     Fidelity Intermediate Bond Fund               64,443           (250,979)
     Fidelity Overseas Fund                        24,600            162,071
     Fidelity U.S. Equity Index Fund              186,949             10,564
     Fidelity Asset Manager Fund                   76,787              1,732
     Harnischfeger Common Stock Fund            4,784,724          2,049,269
                                          -------------            --------------
                                          $15,088,618         $(285,046)
                                            ========           =========

HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN        Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES               Information
OCTOBER 31, 1995                                              Schedule I

                                                  Description of
        Identity of  Issue                                            Investment
- ----------------------------------                          ---------------
Employer's Stock Fund:
Harnischfeger Industries Inc. Common Stock                       Common Stock

Mutual Funds:
Fidelity Equity Income Fund
Fidelity Magellan Fund                                             Open-end
Fidelity Overseas Fund                                             Mutual
Fidelity U.S. Equity Index Fund                               Funds
Fidelity Intermediate Bond Fund

Diversification Fund:
Fidelity Asset Manager                                             Open-end

Fixed Income Securities:
Fidelity Cash Portfolio, at 5.72%                                  Open-end
Lincoln National Guaranteed Investment
   Contract, at rates
   ranging from 6.08% to 7.82%                                   Dec., 1995 thru June, 1999
Prudential Insurance Company of
   America Guaranteed Investment Contract,
   at rates ranging from 2.46% to 4.51%                               January, 1996
CDC Capital Guaranteed Investment
   Contract, at 6.15%                                            March, 1996
Aetna Life Insurance Co. Guaranteed
    Investment Contract, at 7.35%                                     January, 1996
Provident Life & Accident Guaranteed
   Investment Contract, at 5.85%                                      December, 1998
Sun Life of Canada Guaranteed
   Investment Contract, at
   rates ranging from 6.74% to 6.99%                             Jan., 1996 thru Mar., 2000
Connecticut General Guaranteed
   Investment Contract, at 7.35%                                      January, 1996
Deutsche Bank Guaranteed Investment
    Contract, at rates ranging
    from 5.98% to 6.13%                                          November, 1995
New England Mutual Guaranteed
     Investment Contract,
     at rates ranging from 3.95% to 6.55%                             Dec., 1998 thru Dec., 2001
New York Life Guaranteed Investment
   Contract, at 6.05%                                            September, 1998
Protective Life Guaranteed Investment, at 6.05%                       June 30, 1998
SunAmerica Life Insurance Guaranteed
      Investment Contract, at 5.96%                              December, 1998



HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN           Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                  Information
OCTOBER 31, 1995                                            Schedule I

                                        Cost                     Fair Market
           Identity of  Issue                          of Asset                      Value
- -----------------------------              -------               -------------
Employer's Stock Fund:
Harnischfeger Industries Inc.
 Common Stock                                $16,083,057         $25,003,120

Mutual Funds:
Fidelity Equity Income Fund                        9,769,033          12,399,609
Fidelity Magellan Fund                            30,735,783           42,554,483
Fidelity Overseas Fund                             2,726,866           2,842,068
Fidelity U.S. Equity Index Fund               1,323,124           1,541,520
Fidelity Intermediate Bond Fund                2,402,809          2,413,078
                                        ----------          -----------
                                        46,957,615          61,750,758
Diversification Fund:
Fidelity Asset Manager                             1,368,852           1,441,145

Fixed Income Securities:
Fidelity Cash Portfolio, at 5.72%                  2,602,907           2,602,907
Lincoln National Guaranteed Investment
   Contract, at rates
   ranging from 6.08% to 7.82%                8,833,185           8,833,185
Prudential Insurance Company of America
   Guaranteed  Investment Contract,
   at rates
   ranging from 2.46% to 4.51%               15,925,332           15,925,332
CDC Capital Guaranteed Investment
   Contract, at 6.15%                         4,020,321           4,020,321
Aetna Life Insurance Co. Guaranteed
  Investment Contract,  at 7.35%                   7,487,903           7,487,903
Provident Life & Accident Guaranteed
  Investment Contract, at 5.85%               4,158,518           4,158,518
Sun Life of Canada Guaranteed Investment
   Contract, at rates ranging from 6.74%
    to 6.99%                                 11,986,839          11,986,839
Connecticut General Guaranteed Investment
  Contract, at 7.35%                         12,279,348          12,279,348
Deutsche Bank Guaranteed Investment
   Contract, at rates ranging
    from 5.98% to 6.13%                       8,051,425                8,051,425
New England Mutual Guaranteed Investment
     Contract,  at rates ranging from
     3.95% to 6.55%                             105,701                  105,701
New York Life Guaranteed Investment
   Contract, at 6.05%                         4,077,129                4,077,129
Protective Life Guaranteed Investment,
   at 6.05%                              3,057,847                3,057,847
SunAmerica Life Insurance Guaranteed
     Investment Contract,  at 5.96%             3,929,172               3,929,172
                                        -----------         ----------
                                        86,515,627          86,515,627
Outstanding Loan Balance                       4,423,730           4,423,730
                                        -----------         ----------
Total Assets Held For Investment                  $155,348,881             $179,134,380
                                        ============             ============

HARNISCHFEGER INDUSTRIES EMPLOYEES'                    Additional
SAVINGS PLAN                                           Information
5500-ITEM 27(d)                                        Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1995


IDENTITY OF                   DESCRIPTION           PURCHASE
PARTY INVOLVED                     OF ASSET                PRICE
- ------------------------           -----------          ---------
Fidelity                             Magellan
190 Purchases                                     $7,529,552
127 Sales

Lincoln National                   Guaranteed
                              Investment
                                Contract
    1 Purchase                                    $1,061,826
    2 Sales

Cash Portfolio                     Short-term
                               Marketable
                               Securities
149 Purchases                                     $35,691,397
139 Sales

HARNISCHFEGER INDUSTRIES EMPLOYEES'                    Additional
SAVINGS PLAN                                           Information
5500-ITEM 27(d)                                        Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1995

                                        EXPENSE
SELLING        LEASE               INCURRED WITH
  PRICE            RENTAL               TRANSACTION
- -------           -------               ------------------
$12,785,024      N/A           None



$9,735,394            N/A           None



$42,158,776      N/A           None



HARNISCHFEGER INDUSTRIES EMPLOYEES'               Additional
SAVINGS PLAN                                      Information
5500-ITEM 27(d)                                   Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1995

                         CURRENT VALUE
COST OF                  OF ASSET ON                     NET
ASSET                    TRANSACTION DATE         GAIN(LOSS)
- ------------                  -----------------             -----------
                         $7,529,552
$11,092,172              $12,785,024         $1,692,852


                              $1,061,826
$9,735,394                    $9,735,394               None.


                         $35,691,397
$42,158,776              $42,158,776         None.


SIGNATURES
- ----------
Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              HARNISCHFEGER INDUSTRIES
              EMPLOYEES' SAVINGS PLAN
                   (Name of Plan)








Date:  April 26, 1996
By:  /s/ Francis M. Corby, Jr.
     -------------------------
         Francis M. Corby, Jr.
         Executive Vice President For
         Finance and Administration
         and Chief Financial Officer
         Harnischfeger Industries, Inc.


         CONSENT OF INDEPENDENT ACCOUNTANTS
        ----------------------------------
   We hereby consent to the incorporation by reference in the Registration Statement on Form
S-8 (No. 33-23985) of Harnischfeger Industries,
Inc. of our report dated April 25, 1996 appearing on page 1 of this Annual Report on Form 11-K.

   Price Waterhouse LLP
   Milwaukee, Wisconsin
   April 26, 1996